EXHIBIT 99.6

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

  /s/ H. Warren Newcomen, P.Eng.

H. Warren Newcomen, P.Eng.

March 12, 2012

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

  /s/ Hamish Weatherly, P.Geo.

Hamish Weatherly, P.Geo.

March 12, 2012

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name and my “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in my Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/   Lori-Ann Wilchek, P.Eng.

Lori-Ann Wilchek, P.Eng.

March 12, 2012

EXPERT CONSENT

I, Lori-Ann Wilchek, on behalf of BGC Engineering Inc. (the “Company”) hereby consent to the use of the Company’s name and to references to the Company’s name and the “Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project” dated as of February 20, 2012 evaluating Pretium Resources Inc.’s Brucejack Project, and the information contained in the Report as described or incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Lori-Ann Wilchek

Lori-Ann Wilchek

March 12, 2012